SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 11, 2003

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

126 25 Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

Announcement of LM Ericsson Telephone company, dated April 8, 2003, regarding New Corporate Management Team.

Press Release April 8, 2003

Ericsson Corporate Management Team

New President and CEO Carl-Henric Svanberg today announced his Corporate Management Team, effective April 8, 2003.

“The overall objective for the management team is to create a strong and profitable company with focus on technology leadership, high internal efficiency and strong customer relations,” says new President and CEO Carl-Henric Svanberg. “The team composition secures that we have the right information for making decisions and quick implementation.”

In addition to Carl-Henric Svanberg, President and CEO, Per-Arne Sandström, First Executive Vice President and Deputy CEO, and Karl-Henrik Sundström, Chief Financial Officer and Executive Vice President, the Ericsson Corporate Management Team consists of:

Ragnar Bäck, Executive Vice President, Asia Pacific

Mats Dahlin, Executive Vice President, Europe, Middle East and Africa

Gerhard Weise, Executive Vice President, Americas

Sivert Bergman, Vice President & General Manager, Transmission & Transport Networks

Mats Granryd, Vice President & General Manager, Supply

Bert Nordberg, Vice President & General Manager, Systems

Åke Persson, Vice President & General Manager, Mobile Systems CDMA

Per Tjernberg, Vice President & General Manager, Sourcing, as of May 15

Vacant, Vice President & General Manager, Global Services

Carl Olof Blomqvist, Senior Vice President, Legal Affairs

Torbjörn Nilsson, Senior Vice President, Marketing & Strategic Business Development

Björn Olsson, Chief Information Officer

Britt Reigo, Senior Vice President, People & Culture—to be succeeded by Marita Hellberg when she assumes the position as Senior Vice President, Human Resources

Henry Sténson, Senior Vice President, Corporate Communications

Jan Uddenfeldt, Senior Vice President, Technology

Ericsson is shaping the future of Mobile and Broadband Internet communications through its continuous technology leadership. Providing innovative solutions in more than 140 countries, Ericsson is helping to create the most powerful communication companies in the world.

Read more at http://www.ericsson.com/press

FOR FURTHER INFORMATION, PLEASE CONTACT

Henry Sténson, Senior Vice President, Corporate Communications, Ericsson

Phone: +46 8 719 4044, E-mail: henry.stenson@lme.ericsson.se

Pia Gideon, Vice President, External Relations, Corporate Communications, Ericsson

Phone: +46 705 19 89 03, E-mail: pia.gideon@lme.ericsson.se

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist Senior Vice President and General councel

By:	/s/ HENRY STÉNSON
Henry Sténson Senior Vice President Corporate Communications

Date: April 8, 2003